UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Revises Fourth Quarter 2011 Guidance, Announces Date for Reporting

Fourth Quarter 2011 Results and Provides Outlook for Fiscal 2012

We, LDK Solar Co., Ltd., have revised our guidance for the fourth quarter of 2011. Additionally, we will report our financial results for the fourth quarter ended December 31, 2011 before the market opens on Thursday, April 12, 2012. We will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time the same day.

For the fourth quarter of 2011, we revised our guidance for revenue to be in the range of $440 million to $450 million, wafer shipments between 215 megawatts, or MW, and 220 MW, cells and module shipments between 250 MW and 260 MW, in-house polysilicon production between 2,100 metric tons, or MT, and 2,300 MT, and in-house cell production between 130 MW and 150 MW.

We previously forecasted fourth quarter revenue to be in the range of $440 million to $520 million, wafer shipments between 200 MW and 270 MW, module shipments between 180 MW and 270 MW, in-house polysilicon production between 2,200 MT and 2,800 MT, and in-house cell production between 220 MW and 250 MW.

As a result of the rapidly declining market price for wafers and modules during the fourth quarter of 2011, we expect to incur a write-down of inventories, realize impairment charges on contractual purchase agreements, and therefore, expect gross margin to be negative. In addition, some provisions for accounts receivable and fixed assets may also be required.

For fiscal 2012, we estimate our revenue in the range of $2.0 billion to $2.7 billion, polysilicon production between 12,000 MT and 15,000 MT, of which shipments to third-party customers are expected to be between 6,000 MT and 8,000 MT, wafer production between 2.7 gigawatts, or GW, and 3.3 GW, of which shipments to third-party customers are expected to be between 1.5 GW and 2.0 GW, in-house cell production between 1.2 GW and 1.6 GW, and module production between 1.2 GW and 1.6 GW, with cell and module shipments to third-party customers between 1.0 GW and 1.3 GW, inverter shipments between 200 MW to 250 MW. We expect PV system project construction to be in the range of 400 MW to 600 MW and to recognize between 270 MW and 360 MW through project sales and EPC services for third-party customers.

The outlook for the fourth quarter 2011 and fiscal 2012 are preliminary estimates. We have yet to complete our preliminary review and compilation of our financial information for the fourth quarter 2011. Results are subject to change based on further review by our management.

Our press release issued on March 19, 2012, including the dialing details for participation in the conference call, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: March 19, 2012

EXHIBIT 99.1

LDK Solar Revises Fourth Quarter 2011 Guidance, Announces Date for Reporting Fourth

Quarter 2011 Results and Provides Outlook for Fiscal 2012

XINYU CITY, China and SUNNYVALE, Calif., March 19, 2012— LDK Solar Co., Ltd. (“LDK Solar” or the “Company”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today revised its guidance for the fourth quarter of 2011. Additionally, the Company announced that it will report financial results for the fourth quarter ended December 31, 2011 before the market opens on Thursday, April 12, 2012. The company will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.

For the fourth quarter of 2011, LDK Solar revised its guidance for revenue to be in the range of $440 to $450 million, wafer shipments between 215 and 220 megawatts (MW), cells and module shipments between 250 MW and 260 MW, in-house polysilicon production between 2,100 MT and 2,300 MT and in-house cell production between 130 MW and 150 MW.

The Company previously forecasted fourth quarter revenue to be in the range of $440 million to $520 million with wafer shipments between 200 MW and 270 MW, and module shipments between 180 MW and 270 MW, in-house polysilicon production between 2,200 MT and 2,800 MT, in-house cell production between 220 MW and 250 MW.

As a result of the rapidly declining market price for wafers and modules during the fourth quarter of 2011, LDK Solar expects to incur a write-down of inventories, realize impairment charges on contractual purchase agreements, and therefore, expects gross margin to be negative. In addition, some provisions for accounts receivable and fixed assets may also be required.

For fiscal 2012, LDK Solar estimates its revenue in the range of $2.0 billion to $2.7 billion, polysilicon production between 12,000 MT and 15,000 MT, of which shipments to 3rd party customers are expected to be between 6,000 MT and 8,000 MT, wafer production between 2.7 gigawatts (GW) and 3.3 GW, of which shipments to 3rd party customers are expected to be between 1.5 GW and 2.0 GW, in-house cell production between 1.2 GW and 1.6 GW, and module production between 1.2 GW and 1.6 GW, with cell and module shipments to 3rd party customers between 1.0 GW and 1.3 GW, inverter shipments between 200 MW to 250 MW. LDK Solar expects PV system project construction to be in the range of 400 MW to 600 MW and to recognize between 270 MW and 360 MW through project sales and EPC services for 3rd party customers.

Outlook for the fourth quarter 2011 and fiscal 2012 are preliminary estimates. The Company has yet to complete its preliminary review and compilation of its financial information for the quarter. Results are subject to change based on further review by management.

Fourth Quarter Conference Call Details

To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on April 12, 2012. An audio replay of the call will be available through April 24, 2012, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4524489#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

5